Mail Stop 3628

July 12, 2006

By Facsimile (212.225.3999) and U.S. Mail

Stephen H. Shalen, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

Re:  	ON Semiconductor Corporation
	Amendment No. 1 to Schedule TO-I
      Filed on July 7, 2006
	File No. 005-60483

Dear Mr. Shalen:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Exchange

Forward-Looking Statements, page 5

1. We reissue prior comment 2. Please revise your disclosure accordingly.

Important Reservation of Rights Regarding the Offer, page 50

2. We note your response to prior comment 8 and reissue the comment. Currently, it appears that you have provided a standard that a court may apply in assessing your determination, however, this remains unclear to holders. Please clarify.

Material U.S. Federal Income Tax Considerations, page 83

3. We note your response to prior comment 15. Please revise your disclosure either to remove the qualifying language or to disclose your reasons for each uncertainty.

Letter of Transmittal

4. We reissue prior comment 16.   Please confirm that you will not
utilize the referenced language as a waiver of liability against security holders.

Closing Comments

      As appropriate, please amend your filing promptly and provide the requested information in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since you are in possession of all facts relating to the company`s disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

      Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

     						Very truly yours,


    						Ade K. Heyliger
						Attorney-Advisor
						Office of Mergers & Acquisitions